Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 7, 2018 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2017 and 2016.    The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com,  on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com,  and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

TABLE OF CONTENTS

BUSINESS OVERVIEW AND STRATEGY	3

HIGHLIGHTS	4

GUIDANCE	8

MARKET OVERVIEW	9

SELECTED FINANCIAL INFORMATION	10

REVENUE BY ASSET	11

OVERVIEW OF FINANCIAL PERFORMANCE – Q4/2017 TO Q4/2016	14

OVERVIEW OF FINANCIAL PERFORMANCE – 2017 TO 2016	21

SUMMARY OF QUARTERLY INFORMATION	29

BALANCE SHEET REVIEW	30

LIQUIDITY AND CAPITAL RESOURCES	31

CRITICAL ACCOUNTING ESTIMATES	33

OUTSTANDING SHARE DATA	37

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	37

NON-IFRS FINANCIAL MEASURES	38

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	43

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review
"YTD/2017"	The twelve-month period ended December 31, 2017
"Q4/2017"	The three-month period ended December 31, 2017
"Q3/2017"	The three-month period ended September 30, 2017
"Q2/2017"	The three-month period ended June 30, 2017
"Q1/2017"	The three-month period ended March 31, 2017
"Q4/2016"	The three-month period ended December 31, 2016

Places and currencies		Measurement
"U.S."	United States	"GEO"	Gold equivalent ounces
"$" or "USD"	United States dollars	"oz"	Ounce
"C$" or "CAD"	Canadian dollars	"oz Au"	Ounce of gold
		"oz Ag"	Ounce of silver
Interest types		"oz Pt"	Ounce of platinum
"NSR"	Net smelter return royalty	"oz Pd"	Ounce of palladium
"GR"	Gross royalty	"LBMA"	London Bullion Market Association
"ORR"	Overriding royalty	"bbl"	Barrel
"GORR"	Gross overriding royalty	"boe"	Barrels of oil equivalent
"FH"	Freehold or lessor royalty	"WTI"	West Texas Intermediate
"NPI"	Net profits interest
"NRI"	Net royalty interest
"WI"	Working interest

business OVERVIEW and strategy

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Count at March 7th, 2018
	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	43	7	57	107
Advanced	29	7	—	36
Exploration	138	70	25	233
TOTAL	210	84	82	376

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering (“IPO”) ten years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

Franco-Nevada's Relative Share Price Performance

500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Outperforming both
Gold Equities and Gold Itself
(Chart to March 6, 2018)
FNV
(TSX)
Gold Price
S&P/TSX Global
Gold Index
FNV IPO:
Dec 2007

Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

Highlights

Financial Update – Q4/2017

•	119,839 GEOs(1) recognized in revenue in Q4/2017, a decrease of 1.7% from 121,910 GEOs in Q4/2016;
•	$167.2 million in revenue, an increase of 7.7% from revenue of $155.3 million in Q4/2016;
•	$128.0 million, or $0.69 per share, of Adjusted EBITDA(2) in Q4/2017, an increase of 4.7% from $122.2 million or $0.69 per share, in Q4/2016;
•	76.6% in Margin(2), compared to 78.7% in Q4/2016;
•

$43.5 million, or $0.23 per share, in net income for Q4/2017, compared to a loss of $4.5 million, or $0.03 per share, in Q4/2016. The Q4/2016 net loss includes an impairment of $67.4 million on the Company’s Cooke 4 stream;

•	$52.1 million, or $0.28 per share, in Adjusted Net Income(2) in Q4/2017, an increase of 21.4% compared to $42.9 million, or $0.24 per share, in Q4/2016;
•	$126.3 million in net cash provided by operating activities in Q4/2017, an increase of 3.6% compared to $121.9 million in Q4/2016;
•

$43.2 million in dividends paid in Q4/2017, of which $31.8 million was paid in cash and $11.4 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”), compared to $39.7 million in dividends paid in Q4/2016; and

•

$1.9 billion in available capital at December 31, 2017, comprising of $593.8 million of working capital, $168.1 million in marketable equity securities, and $1.1 billion available under the Company’s credit facility.

[1]

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 14 and 21 of this MD&A for indicative prices which may be used in the calculation of GEOs.

[2]

Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 38-41 of this MD&A.

Financial Update – 2017

•	497,745 GEOs recognized in revenue in 2017, an increase of 7.2% from 464,383 GEOs in 2016;
•	$675.0 million in revenue in 2017, an increase of 10.6% from revenue of $610.2 million in 2016;
•	$516.1 million, or $2.82 per share, in Adjusted EBITDA in 2017, an increase of 5.5% from $489.1 million, or $2.79 per share, in 2016;
•	76.5% in Margin in 2017, compared to 80.2% in 2016;
•	$194.7 million, or $1.06 per share, in net income in 2017, an increase of 59.3% compared to net income of $122.2 million, or $0.70 per share, in 2016;
•	$198.3 million, or $1.08 per share, in Adjusted Net Income in 2017, an increase of 20.6% compared to $164.4 million, or $0.94 per share, in 2016;
•	$488.6 million in net cash provided by operating activities in 2017, compared to $471.0 million in 2016; and
•

$167.9 million in dividends paid in 2017, which included cash dividends of $125.6 million and $42.1 million in issued common shares under the Company’s DRIP, compared to $156.8 million in dividends paid in 2016.

Corporate Development

Acquisition of Bowen Basin Coal Royalties, Australia

Subsequent to year-end, on February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of $A4.2 million.  The portfolio includes certain claims that comprise the producing Moorvale mine, Olive Downs project which had filed permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalty is a production payment of $A0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

Additional Acquisition and Funding of Cobre Panama, Panama

The Company has a precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project (“Cobre Panama”). Cobre Panama, which is located in Panama, is in the construction phase. Under the terms of the agreement, Franco-Nevada is funding a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion.  During the quarter, the Company funded an additional $89.4 million of its share of construction capital, for a total of $264.4 million in 2017, with respect to its initial $1.0 billion commitment.  As at December 31, 2017, the Company had funded a cumulative total of $726.6 million.  Franco-Nevada expects to contribute between $230 million and $250 million of the $1.0 billion deposit in 2018.

On September 7, 2017, the Company agreed to terms with First Quantum to purchase an additional precious metals stream from Cobre Panama for a purchase price of $178.0 million.  This agreement was expanded to $356.0 million and signed on January 22, 2018 to also include a precious stream on the 10% indirect interest held by Korea Resources Corp. (“KORES”). The purchase price of $356.0 million is payable as a one-time advance payment upon closing of the transaction which is expected to occur before the end of March. No additional pro-rata funding commitments will apply to the additional stream.  The terms of the additional stream, other than the ongoing price, will be similar to the existing stream on Cobre Panama, including initially linking precious metals deliveries to copper in concentrate shipped for approximately the first 25 years of production.  The ongoing price payable by the Company, during the currently planned mine life will be 20% of the LBMA gold and silver price for each ounce of gold and silver.

First Quantum reported that as of the end of Q4/2017, Cobre Panama is 70% complete and an initial 15% expansion to the throughput capacity has been approved.  Additionally, Cobre Panama remains scheduled for phased commissioning during 2018, with continued ramp-up over 2019. Estimated total capital costs were revised to $6.3 billion.  Estimated capital expenditures for 2018 are $1.18 billion.

Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas

Subsequent to year-end, on February 20, 2018, the Company purchased a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin for $101.3 million.  The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction entitles the Company to royalties effective October 1, 2017.  No amounts have been recorded in the statement of income and comprehensive income as of December 31, 2017.  Prior to year-end, the Company advanced $11.0 million into escrow in respect of this transaction which was included in Royalty, stream and working interests, net on the statements of financial position as at December 31, 2017.

Acquisition of U.S. Oil & Gas Royalties – STACK, Oklahoma

On November 1, 2017, the Company, through a wholly-owned U.S. subsidiary, purchased for $27.6 million, a second package of mineral titles and royalty rights in the core of the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma from a private company.  This transaction complements our existing position acquired in late 2016 in one of the leading shale plays in the U.S. Franco-Nevada has the right to royalties on production beginning from June 1, 2017. Revenue from the royalties attributable to the mineral title is expected to grow with further development of the play.

On December 19, 2016, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired its initial package of mineral title and royalty rights in STACK for a price of $100.0 million.  The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation.  The royalties consist of mineral title rights and GORRs which apply to approximately 1,200 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 74,880 acres with an estimated average royalty rate of 1.61%.

Acquisition of Canadian Oil & Gas Royalties – Orion Thermal Project, Alberta

On September 29, 2017, Franco-Nevada acquired a 4% GORR on the Clearwater formation within the Orion Thermal project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp.  (“Osum”) for a cash consideration of $74.1 million (C$92.5 million).

Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for a cash consideration of $0.9 million.

Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On March 13, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Midland Basin of West Texas for $110.0 million. Following completion of due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017.  The second part of the portfolio closed on August 8, 2017.  The total purchase price was $114.6 million including adjustments for title due diligence and the acquisition of the second part of the portfolio.

The Midland Basin forms the eastern portion of the broader Permian Basin and represents one of the most active and profitable oil plays in North America.  The royalties consist of approximately 97% mineral title rights, along with some GORRs, which apply to approximately 908 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 675,000 acres (a significant portion of the overall Midland Basin) at an estimated average royalty rate of 0.14%.  The royalties are subject to a diverse operator base, which is anchored by Pioneer Natural Resources.  Royalty revenue is expected to grow in future years as horizontal drilling activity in the area continues to ramp up.

Buy-Back of Kirkland Lake Gold Royalty

In October 2016, Kirkland Lake Gold Inc. (“Kirkland Lake”) exercised its option to buy back 1.0% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Restructuring of Existing Royalties and Acquisition of Shares - Castle Mountain, California

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. (“NewCastle”) completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, U.S., into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million.  Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

On December 22, 2017, NewCastle, Anfield Gold Corp. and Trek Mining Inc. combined their business to create Equinox Gold Corp. (“Equinox Gold”).  The Company received 0.873 Equinox Gold common shares and warrants for each NewCastle common share and warrant held, respectively. The Company recorded a gain on the consolidated statements of income and comprehensive income for the year ended December 31, 2017 of $1.5 million, net of tax, in respect to the exchange of the shares.  The Company currently holds 3,174,545 common shares and 1,587,272 warrants in Equinox Gold.

Impairment of Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment.  The Company recorded an impairment charge of $67.4 million in its statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Termination of Palmarejo Gold Stream and Commencement of Guadalupe-Palmarejo Gold Stream

In October 2014, Franco-Nevada agreed with Coeur Mining Inc. (“Coeur”) to terminate the Palmarejo gold stream agreement following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment to Franco-Nevada of $2.0 million. In July 2016, Coeur met the minimum ounce obligation and the Palmarejo agreement was terminated. Deliveries of gold ounces from the Palmarejo project have started under a new agreement with Coeur, the Guadalupe-Palmarejo gold stream agreement, pursuant to which Coeur delivers 50% of its gold production from the Palmarejo project at an ongoing cost of $800 per ounce (no inflation adjustment). As part of the Guadalupe-Palmarejo agreement, Franco-Nevada provided an upfront deposit of $22.0 million to partially fund the development of the Guadalupe underground mine.

Acquisition of Antapaccay Precious Metals Stream

On February 26, 2016, the Company acquired a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company pays an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Financing

On March 22, 2017, the Company extended the maturity term of its existing $1 billion credit facility, from November 12, 2020 to March 22, 2022. Subsequent to year-end, on March 7, 2018, the Company further extended the maturity term of its credit facility from March 22, 2022 to March 22, 2023.

On March 20, 2017, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. Refer to “Liquidity and Capital Resources” for details.  Subsequent to year-end, on February 21, 2018, the FNBC Credit Facility’s maturity term was extended by one year from March 20, 2018 to March 20, 2019.

On February 19, 2016, the Company completed a bought-deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov. 2018 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

For 2018, the Company is pleased to provide the following guidance:

	2018 Guidance	2017 Actual	2016 Actual
Mineral assets - GEO production(1),(2)	460,000 - 490,000 GEOs	497,745 GEOs	464,383 GEOs
Oil & Gas assets - Revenue(3)	$50.0 million - $60.0 million	$47.0 million	$30.1 million
[1]	Of the 460,000 to 490,000 GEOs, Franco-Nevada expects to receive 305,000 to 335,000 GEOs under its various stream agreements, compared to 350,827 GEOs in 2017.
[2]	In forecasting GEOs for 2018, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $17.00/oz Ag, $950/oz Pt and $1,050/oz Pd.
[3]

In forecasting revenue from Oil & Gas assets for 2018, the WTI oil price is assumed to average $55 per barrel with a $4.80 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

More specifically, we expect the following with respect to our key asset categories for 2018:

•

Precious Metals – Latin America: GEOs from Latin America are expected to decrease, reflecting decreased production from Candelaria as 2018 is a transition year as Lundin Mining implements its revised mine plan.  Over the life of mine, Franco-Nevada will receive higher cumulative precious metals ounces, than previously expected based on the November 30, 2017 technical report.  Less gold ounces from Guadalupe-Palmarejo are expected as 2017 was a very strong production year.  These decreases in GEOs will be partially offset by a production increase from Antapaccay as the mine sequencing moves to a new phase of production with higher grades. Guidance for 2018 assumes no GEOs will be realized from Cobre Panama before year end.

•

Precious Metals – U.S.: GEOs from U.S. gold assets are expected to be slightly lower in 2018 compared to 2017. Lower production is expected at South Arturo due to the end of mining in Phase 2 and the beginning of stripping in phase 1 and El Nino. Bald Mountain’s production is anticipated to be lower in 2018 due to the transitioning of mining from the Top pit to Vantage basin. This will be partly offset by higher production from Goldstrike, as a result of mine sequencing.

•	Precious Metals – Canada: GEOs earned from Canadian assets in 2018 are expected to increase, reflecting increased production from Detour, Hemlo, Sudbury and Golden Highway.
•

Precious Metals – Rest of World:  GEOs from Rest of World assets are forecasted to increase compared to 2017, reflecting production increases from Tasiast and Subika due to recently completed expansions partially being offset by a production decrease from Mine Waste Solutions (“MWS”) as 2017 was an exceptionally strong year.

•	Other Minerals: GEOs from other minerals are expected to be slightly lower in 2018.
•	Oil & Gas: Oil & gas revenues are expected to increase in 2018 compared to 2017, as a result of an increase in revenue primarily from Weyburn and Orion Thermal Project.

We expect to fund between $230 to $250 million of the Cobre Panama precious metals stream deposit in 2018, exclusive of the $356.0 million to be funded pursuant to the closing of the additional stream. In 2017, the Company funded a total of $264.4 million, for a total of $726.6 million of its $1 billion commitment.

In addition, the Company estimates depletion and depreciation expense to be $250.0 million to $280.0 million for 2018.

Franco-Nevada strives to generate greater than 80% of revenue from precious metals over a long-term horizon which includes gold, silver and PGM. In the short-term, we may diverge from the long-term target based on opportunities available. With 90.3% of revenue earned from precious metals in 2017, the Company has the flexibility to consider diversification opportunities outside of the precious metals’ space and increase its exposure to other commodities.

MARKET overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mineral assets when converting silver, platinum, palladium and other minerals to GEOs. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price.  The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold.

The gold price ended the year 2017 at $1,291/oz, approximately 12.7% higher than at the end of 2016. During Q4/2017, gold traded between $1,151/oz and $1,346/oz with an average price of $1,274/oz. This compares to an average gold price of $1,218/oz for Q4/2016, an increase of 4.6%. For the year 2017, average gold prices traded between $1,077/oz and $1,366/oz with an average price of $1,257/oz. This compares to an average gold price of $1,248/oz for the year ended December 31, 2016, an increase of 0.7%.

Silver prices averaged $17.05/oz in 2017 compared to $17.20/oz in 2016, a decrease of less than 1%. Silver prices averaged $16.70/oz in Q4/2017, compared to $17.18/oz in Q4/2016, a decrease of 2.8%.

Platinum and palladium prices averaged $920/oz and $993/oz, respectively in Q4/2017, compared to $944/oz and $684/oz, respectively, for Q4/2016, a decrease of 2.5% and an increase of 45.2% year-over-year, respectively.  Platinum prices averaged $948/oz compared to $987/oz in 2016, a decrease 3.9% year-over-year.  Palladium prices averaged $870/oz compared to $613/oz in 2016, an increase of 41.9% year-over-year.

The Company continued to deliver strong results reflecting the performance of our mineral assets. One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels of the underlying operations with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 5.6% of total revenues in Q4/2017, and 5.5% for full year 2017.

SELECTED FINANCIAL INFORMATION

	For the year ended
(in millions, except Average Gold Price,	December 31,
GEOs, Margin and per share amounts)	2017	2016	2015

Statistical Measures
Average Gold Price	$1,257	$1,248	$1,160
GEOs sold(1)	497,745	464,383	360,070

Statement of Income and Other Comprehensive Income
Revenue	$675.0	$610.2	$443.6
Depletion and depreciation	273.0	273.8	216.3
Cost of sales	142.0	105.8	93.1
Operating income	235.4	155.4	51.3
Net income	194.7	122.2	24.6
Basic earnings per share	$1.06	$0.70	$0.16
Diluted earnings per share	$1.06	$0.69	$0.16

Dividends declared per share	$0.91	$0.87	$0.83
Dividends declared (including DRIP)	$167.9	$156.8	$129.0
Weighted average shares outstanding	182.9	175.2	156.9

Non-IFRS Measures
Adjusted EBITDA(2)	$516.1	$489.1	$337.1
Adjusted EBITDA(2) per share	$2.82	$2.79	$2.16
Margin(2)	76.5%	80.2%	76.0%
Adjusted Net Income(2)	$198.3	$164.4	$88.9
Adjusted Net Income per share	$1.08	$0.94	$0.57

Statement of Cash Flows
Net cash provided by operating activities	$488.6	$471.0	$314.3
Net cash used in investing activities	$(500.9)	$(689.8)	$(1,106.1)
Net cash (used in) provided by financing activities	$239.7	$321.7	$374.1

	As at	As at	As at
	December 31,	December 31,	December 31,
	2017	2016	2015
Statement of Financial Position
Cash and cash equivalents	$511.1	$253.0	$149.2
Total assets	4,788.4	4,221.6	3,674.3
Deferred income tax liabilities	60.3	37.5	33.2
Total shareholders’ equity	4,705.5	4,146.5	3,163.0
Working capital	593.8	323.6	253.9
[1]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on pages 14 and 21 of this MD&A for indicative prices which may be used in the calculations of GEOs.

[2]

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 38-41 of this MD&A.

REVENUE BY ASSET

Our portfolio is well-diversified with GEOs and revenue being earned from 48 mineral assets and 63 oil & gas interests in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three months and year ended December 31, 2017 and 2016:

		For the three months ended		For the year ended
(expressed in millions)		December 31,		December 31,
Property	Interest	2017	2016	2017	2016
PRECIOUS METALS
Latin America
Candelaria	Stream 68%	$18.1	$23.7	$105.2	$88.5
Antapaccay	Stream (indexed)	25.0	27.2	90.2	92.5
Antamina	Stream 22.5%	16.3	12.2	62.9	75.0
Guadalupe-Palmarejo(2)	Stream 50%	17.5	8.3	65.5	44.6
Other		0.5	0.7	2.2	3.1
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$4.4	$3.1	$16.8	$22.9
Stillwater	NSR 5%	5.2	3.8	20.6	14.6
Gold Quarry	NSR 7.29%	3.6	3.6	14.2	14.0
Marigold	NSR 1.75-5%, GR 0.5-4%	2.7	3.1	10.3	10.1
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	4.3	1.5	11.0	9.2
Bald Mountain	NSR/GR 0.875-5%	2.1	1.3	6.4	3.9
South Arturo	GR 4-9%	0.8	10.7	10.7	13.8
Other		1.5	0.7	3.8	2.5
Canada
Sudbury	Stream 50%	$7.9	6.0	30.3	$30.4
Detour Lake	NSR 2%	4.3	3.8	14.3	13.3
Golden Highway	NSR 2-15%	2.4	2.7	8.7	10.7
Hemlo	NSR 3%, NPI 50%	0.8	7.2	4.4	12.7
Musselwhite	NPI 5%	0.8	2.0	3.8	5.1
Kirkland Lake(1)	NSR 1.5-5.5%, NPI 20%	1.1	1.0	4.1	5.2
Timmins West	NSR 2.25%	0.7	0.9	3.4	3.2
Canadian Malartic	GR 1.5%	0.4	0.3	2.0	2.1
Other		0.1	0.1	0.1	0.2
Rest of World
MWS	Stream 25%	$9.2	$5.5	$35.8	$27.1
Sabodala	Stream 6%, Fixed to 2019	7.1	4.6	30.5	26.0
Karma	Stream 4.875%, Fixed to 75koz	5.6	3.0	23.0	14.4
Tasiast	NSR 2%	1.4	1.6	6.2	4.4
Subika	NSR 2%	1.7	1.4	6.6	4.8
Duketon	NSR 2%	1.6	1.8	6.7	7.2
Edikan	NSR 1.5%	1.0	0.6	3.7	3.1
Other		1.1	0.3	6.4	6.9
		$149.2	$142.7	$609.8	$571.5
Other Minerals		$4.0	$2.2	$18.2	$8.6

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$8.8	$7.9	$32.2	$23.6
Orion	GORR 4%	1.2	—	1.5	—
Anadarko (STACK/SCOOP)	Various Royalty Rates	1.4	0.9	3.4	0.9
Permian (Midland/Delaware)	Various Royalty Rates	0.8	—	2.3	—
Other		1.8	1.6	7.6	5.6
		$14.0	$10.4	$47.0	$30.1

Revenue		$167.2	$155.3	$675.0	$610.2
1	In October 2016, the overlying NSR on the Kirkland Lake Gold properties was reduced from 2.5% to 1.5% pursuant to Kirkland Lake’s buy-back of 1% of the NSR.
2	In July 2016, Coeur met its obligation to deliver 400,000 ounces under the Palmarejo agreement. Deliveries under the new Guadalupe-Palmarejo agreement commenced in Q4/2017.

Franco-Nevada realized record growth from its mineral assets in 2017, both in revenue and GEOs, reflecting the performance of our mineral asset portfolio as well as accretion from recent acquisitions.

Significant Mineral Interests

The most significant mineral assets which contributed to our 2017 performance included the following:

Antapaccay

The Company owns a gold and silver stream with reference to production from the Antapaccay mine, located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. Franco-Nevada will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10 million ounces of silver have been delivered. Thereafter, Franco-Nevada will receive 30% of the gold and silver in concentrate shipped. Franco-Nevada will initially pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver. As at December 31, 2017, Antapaccay has delivered 119,420 ounces of gold, and 1.9 million ounces of silver since the stream was acquired in February 2016.  These deliveries converted to 71,183 (2016 – 73,612) GEOs for 2017.

Candelaria

The Company owns a 68% gold and silver stream on Lundin Mining Corporation’s Candelaria mine in Chile. The stream will reduce to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada. Franco-Nevada will pay an ongoing price equal to the lesser of $400 per ounce of gold and $4.00 per ounce of silver or the then prevailing spot price for gold and silver for each ounce delivered under the stream. This price will escalate by 1% per annum following the third anniversary of the closing. As at December 31, 2017, Candelaria has delivered 212,043 ounces of gold and 3.7 million ounces of silver since the stream was acquired in November 2014. Deliveries received in 2017 converted to 81,578 (2016 - 73,410) GEOs and 83,610 (2016 - 71,378) GEOs were sold in 2017.

Antamina

The Company owns a silver stream on Teck Resources Limited’s 22.5% interest in the Antamina mine located in Peru, subject to a fixed silver payability of 90%. Franco-Nevada pays 5% of the spot silver price for each ounce of silver delivered under the stream. The stream will reduce by one-third after 86 million ounces have been delivered under the stream agreement. As at December 31, 2017, Antamina has delivered 9.1 million ounces of silver since the stream was acquired in October 2015. Deliveries in 2017 converted to 49,656 (2016 – 60,273) GEOs.

Guadalupe-Palmarejo

Until July 2016, the Company owned a 50% gold stream on the Palmarejo silver and gold project. The Palmarejo stream covered 50% of the gold production from the Palmarejo project, included a monthly minimum of 4,167 ounces and was capped at 400,000 ounces. The Company paid Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. In July 2016, the 400,000 minimum ounce obligation was met at which point the Palmarejo stream was terminated and the Guadalupe-Palmarejo stream became effective. Franco-Nevada believes the new agreement improves mine economics for Coeur and extends the mine life of the entire Palmarejo operation. The $22.0 million deposit provided by Franco-Nevada was used to partially fund the development of the Guadalupe underground mine on the Palmarejo property. Ongoing payments will be equal to the lesser of $800 per ounce (no inflation adjustment) and the then prevailing spot price for gold for each ounce delivered under the new stream agreement. In 2017, the Company received 52,124 (2016 - 36,386) GEOs from the Guadalupe-Palmarejo stream.  In Q4 2017, 13,741 (2016-7,058) GEOs were delivered as part of the Guadalupe-Palmarejo agreement.

Mine Waste Solutions

The Company has an agreement to purchase 25% of gold produced from the project at $400 per ounce.  In 2017, the Company received 27,094 (2016 – 22,919) ounces of gold and sold 28,397 (2016 – 21,616) under the MWS gold stream.  The stream is capped at 312,500 gold ounces.

Sabodala

The Company owns a gold stream with fixed gold deliveries of 1,875 ounces per month until December 31, 2019.  Thereafter, deliveries are 6% of gold produced.  Franco-Nevada pays 20% of the prevailing market price at the time of delivery for every ounce of gold.  In 2017, the Company received 22,500 (2016 – 22,500) GEOs and sold 24,375 (2016 – 20,625) GEOs under the Sabodala stream agreement.

Sudbury Basin

The Company has an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold. In 2017, the Company received 23,123 (2016 – 23,539) GEOs from its Sudbury Basin assets.

Significant Mineral Interests – 2016

The most significant mineral assets which contributed to our 2016 performance were our Antapaccay stream (73,612 GEOs), Candelaria stream (71,378 GEOs), Antamina stream (60,273 GEOs), Guadalupe-Palmarejo stream (36,386 GEOs), and Sudbury Basin stream (23,539 GEOs).

Significant Oil & Gas Interests

The most significant Oil & Gas asset which contributed to our 2017 performance was the following:

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is now operated by Whitecap Resources Inc. (previously operated by Cenovus Energy Inc.)  The Company holds an 11.71% NRI, a 0.44% royalty interest and a 2.56% working interest in the Weyburn Unit.  The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party. An NRI is a royalty interest that is paid net of operating and capital costs. In 2017, the Company recognized $32.2 million in revenue from its Weyburn interest.

Significant Oil & Gas Interests – 2016

In 2016, the Weyburn interest was also our most significant Oil & Gas asset, contributing $23.6 million in revenue.

Significant Projects Under Development

The Company’s most significant mineral asset under development is the Cobre Panama gold and silver stream. Under its agreement with First Quantum, which owns 90% of the project, Franco-Nevada will provide a maximum of $1 billion in deposit pro-rata on a 1:3 ratio of First Quantum’s share of the capital costs. According to First Quantum, the project was 70% complete with an initial 15% expansion to the throughput capacity approved as of year-end.  Total estimated capital costs were revised to $6.3 billion.  Cobre Panama is scheduled for a phased commissioning in late 2018 and continued ramp-up in 2019. At December 31, 2017, the Company has funded a total of $726.6 million of its $1 billion commitment.

Overview of Financial Performance – Q4/2017 to Q4/2016

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rate during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q4/2017	Q3/2017	Q4/2016	(Q4/17-Q3/17)	(Q4/17-Q4/16)
Gold(1)	($/oz)	$1,274	$1,278	$1,218	(0.3)%	4.6%
Silver(2)	($/oz)	16.70	16.83	17.18	(0.8)%	(2.8)%
Platinum(3)	($/oz)	920	953	944	(3.4)%	(2.5)%
Palladium(3)	($/oz)	993	901	684	10.2%	45.2%

Edmonton Light	(C$/bbl)	66.78	57.28	60.70	16.6%	10.0%
Quality Differential	(C$/bbl)	(3.97)	(4.23)	(5.83)	(6.1)%	(31.9)%
Realized oil price	(C$/bbl)	62.81	53.05	54.87	18.4%	14.5%

CAD/USD exchange rate(4)		0.7867	0.8000	0.7496	(1.7)%	4.9%
[1]	Based on LBMA Gold Price PM Fix.
[2]	Based on LBMA Silver Price.
[3]	Based on London PM Fix.
[4]	Based on Bank of Canada daily exchange rates (2016 – Bank of Canada noon rates).

Revenue and Gold Equivalent Ounces

Revenue for Q4/2017 was $167.2 million compared with $155.3 million for Q4/2016, an increase of 7.7%. The increase year-over-year is due to higher average gold and palladium prices offset by a 1.7% decrease in GEOs sold and a decline in the average silver and platinum prices in Q4/2017.  A total of 119,839 GEOs were sold in Q4/2017 compared to 121,910 GEOs sold in Q4/2016. Of this $167.2 million in revenue, precious metals revenue comprised 89.2%, compared to 91.9% in Q4/2016, while revenue from the Americas was 82.1%, compared to 87.2% in Q4/2016.

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended December 31, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	88,954	93,775	(4,821)	$113.4	$112.8	$0.6
Silver	18,843	18,650	193	24.1	21.9	2.2
PGM	8,977	7,611	1,366	11.7	8.0	3.7
Precious Metals - Total	116,774	120,036	(3,262)	149.2	142.7	6.5
Other Minerals	3,065	1,874	1,191	4.0	2.2	1.8
Oil & Gas	-	-	-	14.0	10.4	3.6
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9
Geography
Latin America	60,568	60,808	(240)	77.4	72.1	5.3
United States	19,454	23,052	(3,598)	$27.0	$28.7	$(1.7)
Canada	16,350	21,818	(5,468)	33.0	34.7	(1.7)
Rest of World	23,467	16,232	7,235	29.8	19.8	10.0
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9
Type
Revenue-based	26,786	23,387	3,399	$38.4	$31.0	$7.4
Streams	83,390	77,197	6,193	106.6	90.7	15.9
Profit-based	3,078	9,628	(6,550)	9.4	16.8	(7.4)
Other	6,585	11,698	(5,113)	12.8	16.8	(4.0)
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9
[1]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 14 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
Latin America	60,568	60,808	(240)	77.4	72.1	5.3
United States	19,284	22,971	(3,687)	$24.6	$27.8	$(3.2)
Canada	14,262	20,849	(6,587)	18.5	24.0	(5.5)
Rest of World	22,660	15,408	7,252	28.7	18.8	9.9
Precious Metals - Total	116,774	120,036	(3,262)	$149.2	$142.7	$6.5
Other Minerals	3,065	1,874	1,191	4.0	2.2	1.8
Oil & Gas	-	-	-	14.0	10.4	3.6
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9
[1]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 14 of this MD&A for indicative prices which may be used in the calculations of GEOs.

Revenue from precious metals assets was $149.2 million in Q4/2017 compared to $142.7 million in Q4/2016.  Revenue reflects 116,774 GEOs from precious metals assets, a decrease of 2.7% from 120,036 GEOs in Q4/2016. The largest component of this decrease in GEOs was contributed by our Canadian assets which realized a decrease of 31.6% in GEOs, and 23% in revenue compared to the prior year.

GEOs and revenue increases for the quarter are attributable to the following:

•	The Company received 95% more GEOs under its Guadalupe-Palmarejo stream. GEO deliveries for Q4/2017 were 13,741 compared to 7,058 GEOs in Q4/2016.
•	GEOs sold under the Company’s MWS stream were 58% higher at 7,167 GEOs for Q4/2017 compared to 4,528 GEOs in Q4/2016.
•	The Company received 12,870 GEOs under its Antamina stream, an increase of 21% from Q4/2016.

The above increases in GEOs were offset by decreases in GEO deliveries compared to Q4/2016 from the following assets:

•	The Company received 14,185 GEOs under its Candelaria stream compared to 19,698 GEOs in Q4/2016, a decrease of 28%.
•	Fewer GEOs received under the Hemlo NSR and NPI at 683 GEOs in Q4/2017 compared to 5,649 GEOs in Q4/2016, a decrease of 88%.
•	Fewer GEOs received under the South Arturo GR at 684 GEOs in Q4/2017 compared to 8,808 GEOs in Q4/2016, a decrease of 92%.

•	Antapaccay GEOs delivered were 19,430 in Q4/2017 compared to 22,927 GEOs in Q4/2016, a decrease of 15%.

During Q4/2017, 1,476,179 ounces of silver (2016 – 1,310,124 ounces of silver) were delivered from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to 18,843 GEOs (2016 – 18,650 GEOs).

During Q4/2017, Other Minerals generated 3,065 GEOs (2016 – 1,874 GEOs) and $4.0 million (2016 - $2.2 million) in revenue.

At December 31, 2017, there remained $7.1 million in inventory for 8,000 gold ounces which were delivered under our Klondex agreement that had not been sold at year-end.

Oil & Gas assets generated revenue of $14.0 million for the quarter (95% oil and 5% gas), compared to $10.4 million for the same period of 2016 (96% oil and 4% gas), an increase of 34.6%. Revenue for the quarter benefited from 13.3% higher production and higher oil prices compared to Q4/2016.  Higher production for the quarter reflects the impact of certain newly acquired oil and gas assets including Orion and the second package of mineral rights and royalty rights in STACK.

Revenue from the Weyburn Unit for the quarter increased to $8.8 million (2016 - $7.9 million) with $5.6 million earned from the NRI (2016 - $5.1 million), $2.8 million earned from the WI (2016 - $2.4 million) and $0.4 million earned from the overriding royalties (2016 - $0.4 million). Revenue from the Weyburn NRI was higher due to lower capital costs.  Capital expenses were 3% lower in Q4/2017 but partially offset by 4% higher operating costs compared to Q4/2016. The actual realized price from the NRI was 14.5% higher in Q4/2017, at C$63.65/boe compared to C$55.57/boe for Q4/2016.

Oil & Gas revenue also included $1.4 million from STACK, $1.2 million from Orion and $0.8 million from Midland.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Costs of sales	$35.2	$25.7	$9.5
Depletion and depreciation	63.8	67.2	(3.4)
Corporate administration	5.9	5.8	0.1
Business development	1.1	2.3	(1.2)
Impairment charges	—	67.5	(67.5)
Gain on sale of royalty interest	—	(14.1)	14.1
(Gain) loss on sale of gold bullion	—	0.5	(0.5)
	$106.0	$154.9	$(48.9)

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$30.5	$25.4	$5.1
Cost of prepaid ounces	3.0	1.2	1.8
Mineral production taxes	0.5	(1.8)	2.3
Oil & Gas operating costs	1.2	0.9	0.3
	$35.2	$25.7	$9.5

The increase of $9.5 million is primarily attributable to more stream ounces delivered pursuant to the various stream agreements and sold in Q4/2017 when compared to Q4/2016.  The ongoing stream cost per ounce is either a fixed amount per ounce delivered (adjusted for inflation each year) or an amount based as a percentage of spot price of gold or silver. During Q4/2017, 83,390 GEOs were delivered pursuant to stream agreements and sold compared to 77,197 GEOs sold in Q4/2016.

The increase in the cost of prepaid ounces recognized in Q4/2017 compared to Q4/2016 is due to more ounces sold. A total of 3,333 GEOs were sold compared to 1,334 GEOs in prior year. Included in inventory as at December 31, 2017 is the cost of the 8,000 prepaid ounces that remain unsold of $7.1 million (2016 – 667 unsold prepaid gold ounces and 6,459 unsold stream GEOs; $2.7 million). The mineral production taxes in Q4/2016 reflects a refund of withholding taxes from an operator as a result of changes in the Nevada net proceeds tax legislature.

Depletion and Depreciation

Depletion and depreciation totaled $63.8 million for the quarter compared to $67.2 million in Q4/2016. The majority of the decrease of $3.4 million is due to lower depletion expense of $4.2 million associated with Antapaccay, $2.0 million in relation to Candelaria and $6.7 million in relation to South Arturo.  These decreases were partially offset by higher depletion on MWS, Karma and Antamina reflecting higher production in Q4/2017 compared to Q4/2016.

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$1.9	$3.4	$(1.5)
Professional fees	0.6	0.3	0.3
Office costs	0.2	0.2	—
Board of Directors' cost	0.7	(0.2)	0.9
Share-based compensation	0.6	1.3	(0.7)
Other	1.9	0.8	1.1
	$5.9	$5.8	$0.1

Corporate administration expenses, representing 3.5% of revenue for Q4/2017, were $5.9 million in the quarter, consistent with $5.8 million in the same period in 2016.  A decrease in salaries and benefits and share-based compensation was offset by an increase in costs related to the Company’s Board of Directors, which includes the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company’s share price increased from September 30, 2017 to December 31, 2017, the Company recognized an increase in the value of the deferred share unit liability.

Business Development Expenses

Business development expenses totaled $1.1 million in Q4/2017 compared to $2.3 million in Q4/2016. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Impairment Charges

Impairments of royalty, stream and working interests were $Nil for Q4/2017, compared to $67.5 million in Q4/2016.

Impairment charges in Q4/2016 related to the Cooke 4 underground mine, on which the Company holds a 7% gold stream. The impairment was a result of the announcement in October 2016 from Sibanye that it had ceased operations at Cooke 4 due to continued operational losses. The Company conducted an impairment analysis and estimated the net present value of the estimated future cash-flows expected to be generated by the mining of the Cooke 4 tailings. Key assumptions used in the impairment testing included timing of the expected future cash flows, long-term forecasted gold prices, which the Company estimated at $1,321/oz, and the discount rate of 8%. As a result of this analysis, the Company estimated the recoverable amount of its Cooke 4 asset to be $2.1 million.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $Nil in Q4/2017, compared to a loss of $0.5 million in Q4/2016. Gold bullion is physical ounces of gold which Company receives as settlement from certain of the Company’s royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Foreign exchange gain (loss)	$0.5	$(0.3)	$0.8
Other income	0.6	0.3	0.3
Mark-to-market (loss) gain on warrants	(0.2)	0.5	(0.7)
	$0.9	$0.5	$0.4

Foreign exchange losses and other income/expenses were comprised of a foreign exchange gain of $0.5 million, compared to a loss of $0.3 million in Q4/2016, reflecting a weakening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other items included a mark-to-market loss of $0.2 million (2016 – gain of $0.5 million) on warrants of various publicly-listed companies.

Gain on Investments

Gain on investments in Q4/2017 was $2.0 million on the share exchange of one of the Company’s available-for-sale securities. In Q4/2016, the Company recorded a gain on the sale of available-for-sale securities of $1.2 million and a $6.7 million gain realized on the share exchange of certain of the Company’s available-for-sale securities in Q4/2016. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$1.8	$0.9	$0.9
	$1.8	$0.9	$0.9
Finance Expenses
Standby Charges	$0.6	$0.6	$—
Interest	—	—	—
Amortization	0.4	0.2	0.2
	$1.0	$0.8	$0.2

Finance income was $1.8 million (2016 - $0.9 million) for the quarter while finance expenses were $1.0 million (2016 - $0.8 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. (“Noront”) loan during Q4/2017. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facility and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facility. In Q4/2017, the Company incurred no interest expense as it had not drawn on its credit facility.

Income Taxes

Franco-Nevada had an income tax expense of $16.9 million (2016 – $13.4 million) for the quarter comprised of a current income tax expense of $5.3 million (2016 - $11.2 million) and a deferred income tax expense of $11.6 million (2016 - $2.2 million).  The increase in income tax expense year-over-year was due mainly to a one-time adjustment as a result of the United States enacting Tax Reform legislation on December 22, 2017.  The significant changes in the legislation include a reduction in the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, which resulted in a deferred tax expense of $7.1 million on the re-measurement of the Company’s deferred tax assets in the U.S.  This was offset by tax benefits realized from deductible permanent differences.

Net Income

Net income for Q4/2017 was $43.5 million, or $0.23 per share, compared to a net loss of $4.5 million, or $0.03 per share, for the same period in 2016. Adjusted Net Income was $52.1 million, or $0.28 per share, compared to $42.9 million, or $0.24 per share, earned in Q4/2016. In Q4/2016, an impairment charge was recorded in the amount $67.5 million resulting in a net loss for the quarter. The net loss in Q4/2016 was partly reduced by the gain of $14.1 million realized on the Kirkland Lake buy-back.  The increase in net income was driven primarily by higher revenue due to asset acquisitions completed in 2017, higher gold and palladium prices and higher Oil & Gas revenues.

OVERVIEW OF FINANCIAL PERFORMANCE – 2017 to 2016

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Annual average prices and rates		2017	2016	Variance %
Gold(1)	($/oz)	$1,257	$1,248	0.7%
Silver(2)	($/oz)	17.05	17.20	(0.8)%
Platinum(3)	($/oz)	948	987	(3.9)%
Palladium(3)	($/oz)	870	613	41.9%

Edmonton Light	C$/bbl	62.65	52.84	18.6%
Quality Differential	C$/bbl	(5.41)	(6.57)	(17.7)%
Realized oil price	C$/bbl	57.24	46.27	23.7%

CAD/USD exchange rate(4)		0.7550	0.7555	(0.1)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily exchange rates (2016 – Bank of Canada noon rates).

Gold Equivalent Ounces and Revenue

In 2017, Franco-Nevada generated revenue of $675.0 million compared with $610.2 million in 2016, an increase of 10.6%. The increase year-over-year is due to 497,745 GEOs sold, an increase of 7.2% over the 464,383 GEOs in 2016, coupled with stronger gold and palladium prices. For the year ended December 31, 2017, precious metals revenue accounted for 90.3% of total revenue compared to 93.7% in 2016, while revenue generated from the Americas represented 81.7% of revenue compared to 84.1% in 2016.

The following table outlines GEOs and revenue attributable to Franco-Nevada for the year ended December 31, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	371,440	341,379	30,061	$467.2	$425.9	$41.3
Silver	77,426	87,137	(9,711)	98.1	108.5	(10.4)
PGM	34,520	28,958	5,562	44.5	37.1	7.4
Precious Metals - Total	483,386	457,474	25,912	609.8	571.5	38.3
Other Minerals	14,359	6,909	7,450	18.2	8.6	9.6
Oil & Gas	-	-	-	47.0	30.1	16.9
	497,745	464,383	33,362	$675.0	$610.2	$64.8
Geography
Latin America	258,285	244,137	14,148	326.0	303.7	22.3
United States	75,203	73,155	2,048	$100.2	$92.4	$7.8
Canada	65,982	69,654	(3,672)	125.5	116.9	8.6
Rest of World	98,275	77,437	20,838	123.3	97.2	26.1
	239,460	220,246	19,214	$675.0	$610.2	$64.8
Type
Revenue-based	104,677	94,072	10,605	$145.1	$123.5	$21.6
Streams	350,827	321,093	29,734	443.3	401.6	41.7
Profit-based	13,209	25,074	(11,865)	37.0	45.8	(8.8)
Other	29,032	24,144	4,888	49.6	39.3	10.3
	497,745	464,383	33,362	$675.0	$610.2	$64.8
[1]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 21 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
Latin America	258,285	244,137	14,148	326.0	303.7	22.3
United States	74,712	72,764	1,948	$93.8	$91.0	$2.8
Canada	55,597	65,769	(10,172)	71.1	82.9	(11.8)
Rest of World	94,792	74,804	19,988	118.9	93.9	25.0
Precious Metals - Total	483,386	457,474	25,912	$609.8	$571.5	$38.3
Other Minerals	14,359	6,909	7,450	18.2	8.6	9.6
Oil & Gas	-	-	-	47.0	30.1	16.9
	497,745	464,383	33,362	$675.0	$610.2	$64.8
[1]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 21 of this MD&A for indicative prices which may be used in the calculations of GEOs.

Revenue from precious metals assets was $609.8 million in 2017 compared with $571.5 million in 2016. GEOs sold which were earned from precious metals assets increased by 5.7% to 483,386 GEOs in 2017 from 457,474 GEOs in 2016. The largest increase came from our Latin American assets.

GEOs and revenue increases for 2017 are attributable to the following:

•

Deliveries from the Palmarejo agreement ended in July 2016 when Coeur reached the minimum obligation of 400,000 ounces. Deliveries from the Palmarejo operations under the new Guadalupe-Palmarejo agreement started in October 2016. In 2017, a total of 52,124 GEOs were delivered compared to a combined 36,386 GEOs in 2016, an increase of 43%.

•	GEOs sold from Candelaria were 83,610 in 2017, an increase of 17% compared to 2016.
•	Karma, a stream asset which started deliveries of 1,250 fixed gold ounces per month in March 2016, delivered 17,109 GEOs and sold 18,359 GEOs in 2017.
•	GEOs sold from MWS were 28,397 GEOs in 2017, an increase of 31% compared to 2016.

The above increases were partly offset by the following:

•	The Company received 49,656 GEO deliveries from Antamina in 2017 compared to 60,273 GEOs in 2016, a decrease of 18%.
•	Hemlo delivered 3,549 GEOs in 2017, down from 9,972 GEOs delivered in 2016.
•	The Company received 13,349 GEOs from Goldstrike in 2017 compared to 18,081 GEOs in 2016, a decrease of 26%.

Other minerals generated 14,359 GEOs and $18.2 million in revenue.

At December 31, 2017, there remains $7.1 million in inventory for 8,000 gold ounces which were delivered under our Klondex agreement that had not been sold at year-end.

Oil & Gas assets generated revenue of $47.0 million in 2017 (95% oil and 5% gas), compared to $30.1 million for 2016 (97% oil and 3% gas), an increase of 56.1%. The increase is due to a higher oil price and 12.1% higher production including the impact of newly acquired oil and gas assets during the year.

Revenue from the Weyburn Unit for the period increased to $32.2 million (2016 - $ 23.6 million) with $20.5 million earned from the NRI (2016 - $14.5 million), $9.9 million earned from the WI (2016 - $7.8 million) and $1.8 million earned from the overriding royalties (2016 - $1.3 million). Revenue from the Weyburn NRI was higher due to lower capital costs.  Capital costs decreased by 9% and were partially offset by a 27% increase in operating costs compared to 2016.  Actual realized price from the NRI was C$57.85/boe for the period, up 23% from the realized price of C$46.91/boe for 2016.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred for the year ended December 31, 2017 and 2016.

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Costs of sales	$142.0	$105.8	$36.2
Depletion and depreciation	273.0	273.8	(0.8)
Corporate administration	21.3	20.7	0.6
Business development	3.6	3.4	0.2
Impairment charges	—	67.5	(67.5)
Gain on sale of royalty interest	—	(14.1)	14.1
(Gain) loss on sale of gold bullion	(0.3)	(2.3)	2.0
	$439.6	$454.8	$(15.2)

Costs of Sales

The following table provides a breakdown of cost of sales incurred for 2017 and 2016.

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$127.4	$95.6	$31.8
Cost of prepaid ounces	7.7	6.5	1.2
Mineral production taxes	2.3	0.5	1.8
Oil & Gas operating costs	4.6	3.2	1.4
	$142.0	$105.8	$36.2

The increase of $36.2 million reflects the increase in the number of stream ounces sold in 2017 compared to 2016.  In 2017, 350,827 GEOs were sold including 6,459 GEOs delivered under stream agreements and inventory held at the end of last year, compared to 321,093 GEOs in 2016. The year-over-year increase primarily reflects increased deliveries from Guadalupe-Palmarejo.

Depletion and Depreciation

Depletion and depreciation totaled $273.0 million for 2017 consistent with $273.8 million in 2016.

Corporate Administration

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$5.3	$7.3	$(2.0)
Professional fees	1.6	1.3	0.3
Office costs	0.8	0.8	—
Board of Directors' costs	3.2	2.1	1.1
Share-based compensation	4.6	5.0	(0.4)
Other	5.8	4.2	1.6
	$21.3	$20.7	$0.6

Corporate administration expenses increased to $21.3 million in 2017, from $20.7 million in 2016. Lower salaries and benefits in 2017 were offset by an increase in costs related to the Company’s Board of Directors.  Board of Directors’ cost include the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company’s share price increased from December 31, 2016 to December 31, 2017, the Company recognized a higher deferred share unit liability.

Business Development Expenses

Business development expenses for 2017 were $3.6 million, compared to $3.4 million in the same period in 2016. Timing and amount of these costs typically vary based on the business development related activities and the timing of completing transactions.

Impairment Charges

Impairments of royalty, stream and working interests were $Nil for 2017, compared to $67.5 million in 2016. Impairment charges in 2016 related to the Cooke 4 underground mine.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.3 million in 2017, compared to a gain of $2.3 million in 2016. Gold bullion is physical ounces of gold received as settlement from certain of the Company’s royalty interests.

Foreign Exchange and Other Income/Expenses

The following table provides a breakdown of items included in foreign exchange income/losses and other expenses for the year ended December 31, 2017 and 2016.

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Foreign exchange gain (loss)	$(0.8)	$(0.6)	$(0.2)
Other income	2.1	0.4	1.7
Mark-to-market (loss) gain on warrants	(0.2)	0.4	(0.6)
	$1.1	$0.2	$0.9

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in a denomination that differs from the functional currency of the entity in which those balances are held. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income.

Gain on Investments

Gain on investments in 2017 was $2.0 million on the share of one of the Company’s available for sale securities compared to $12.4 million in 2016.  Gain on investments in 2016 includes a gain on sale of available-for-sale securities of $5.7 million and a $6.7 million gain realized on the share exchange of certain of the Company’s available-for-sale securities. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses recognized in 2017 and 2016:

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$5.4	$3.5	$1.9
	$5.4	$3.5	$1.9
Finance Expenses
Standby Charges	$2.5	$2.2	$0.3
Interest	—	0.8	(0.8)
Amortization	0.9	0.6	0.3
	$3.4	$3.6	$(0.2)

Finance income includes interest earned on our cash equivalents and/or short-term investments, as well as interest accrued on the Noront loan receivable. Interest on the Noront loan for 2017 was $2.0 million (2016 - $1.7 million).  Finance income increased reflecting higher cash balances.

Total finance expenses in 2017 were consistent with 2016.  However, amortization of deferred financing fees increased in 2017, as a result of additional financing costs incurred when the Company amended the Credit Facility by extending the term from November 12, 2020 to March 22, 2022. Additionally, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving term credit facility during the year.

Income Taxes

Franco-Nevada had an income tax expense of $41.3 million (2016 – $45.7 million) for the year ended December 31, 2017 comprised of a current income tax expense of $19.5 million (2016 - $40.9 million) and a deferred income tax expense of $21.8 million (2016 - $4.8 million).  The decrease in income tax expense year-over-year was due to tax benefits realized from deductible permanent differences and the utilization of tax attributes for which no deferred tax asset was previously recognized. This was offset by a one-time adjustment as a result of the United States enacting Tax Reform legislation on December 22, 2017.  The significant changes in the legislation include a reduction in the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, which resulted in a deferred tax expense of $7.1 million on the re-measurement of the Company’s deferred tax assets in the U.S.

Net Income

Net income in 2017 was $194.7 million, or $1.06 per share, compared to $122.2 million, or $0.70 per share, in 2016. Adjusted Net Income was $198.3 million, or $1.08 per share, compared to $164.4 million, or $0.94 per share, for 2016. The increase in net income and Adjusted Net Income was driven primarily by higher gross profit due to asset acquisitions, higher gold and palladium prices and higher Oil & Gas revenues. Net income for 2016 was also impacted by an impairment charge of $67.5 million recognized during the year in respect to the Company’s Cooke 4 asset.

SUMMARY OF QUARTERLY INFORMATION

Selected quarterly financial and statistical information for the previous eight quarters(1) is set out below:

(in millions, except Margin, GEOs,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts and average gold price)	2017	2017	2017	2017	2016	2016	2016	2016
Revenue	$167.2	$171.5	$163.6	$172.7	$155.3	$172.0	$150.9	$132.0
Costs and expenses(2)	106.0	108.5	107.6	117.5	154.9	104.5	100.5	95.0
Operating income (loss)	61.2	63.0	56.0	55.2	0.4	67.5	50.4	37.0
Other income (expenses)	(0.8)	(0.1)	0.7	0.8	8.5	(0.2)	3.2	1.1
Income tax expense (recovery)	16.9	2.9	11.1	10.4	13.4	12.9	11.3	8.1
Net income (loss)	43.5	60.0	45.6	45.6	(4.5)	54.4	42.3	30.0
Basic earnings (loss) per share	$0.23	$0.32	$0.25	$0.26	$(0.03)	$0.31	$0.24	$0.18
Diluted earnings (loss) per share	$0.23	$0.32	$0.25	$0.25	$(0.03)	$0.30	$0.24	$0.18
Net cash provided by operating activities	$126.3	$116.0	$126.5	$119.8	$121.9	$121.6	$103.5	$124.0
Net cash used in investing activities	(116.2)	(185.6)	(137.2)	(61.9)	(113.3)	(41.5)	(28.1)	(506.9)
Net cash provided by (used in) financing activities	(32.0)	(29.3)	332.0	(31.0)	(30.5)	(29.4)	(23.8)	405.4
Average Gold Price(3)	$1,274	$1,278	$1,257	$1,219	$1,218	$1,335	$1,259	$1,181
GEOs sold(4)	119,839	123,787	122,541	131,578	121,910	123,065	112,787	106,621
Adjusted EBITDA(5)	$128.0	$134.1	$125.5	$128.5	$122.2	$142.2	$120.3	$104.4
Adjusted EBITDA(5) per share	$0.69	$0.72	$0.69	$0.72	$0.69	$0.80	$0.68	$0.63
Margin(5)	76.6%	78.2%	76.7%	74.4%	78.7%	82.7%	79.7%	79.1%
Adjusted Net Income(5)	$52.1	$55.3	$46.1	$44.8	$42.9	$53.5	$40.0	$28.0
Adjusted Net Income(5) per share	$0.28	$0.30	$0.25	$0.25	$0.24	$0.30	$0.22	$0.17
[1]	Sum of the quarters may not add up to yearly total due to rounding.
[2]	Includes impairment charges on royalty, stream and working interests.
[3]	Based on LBMA Gold Price PM Fix.
[4]

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 14 and 21 of this MD&A for indicative prices which may be used in the calculation of GEOs.

[5]

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 38-41 of this MD&A.

BALANCE SHEET Review

Summary Balance Sheet and Key Financial Metrics

Summary Balance Sheet and Key Financial Metrics
(expressed in millions, except debt to equity ratio)	At December 31, 2017	At December 31, 2016
Cash and cash equivalents	$511.1	$253.0

Current assets	616.4	361.2
Non-current assets	4,172.0	3,860.4
Total assets	$4,788.4	$4,221.6

Current liabilities	22.6	37.6
Non-current liabilities	60.3	37.5
Total liabilities	$82.9	$75.1

Total shareholders’ equity	$4,705.5	$4,146.5

Debt	$—	$—
Total common shares outstanding	186.0	178.5
Key Financial Ratios
Working Capital	$593.8	$323.6
Debt to equity	—	—

Assets

Total assets were $4,788.4 million as at December 31, 2017 compared to $4,221.6 million at December 31, 2016. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. The increase of $566.8 million in total assets as at December 31, 2017 compared to December 31, 2016 reflects the acquisitions completed in 2017 including the funding of the Cobre Panama precious metals stream deposit and certain Oil & Gas interests. Oil & Gas interests acquired during 2017 included the STACK, Orion Thermal Project and Midland acquisitions.  Additionally, total assets as at December 31, 2017 reflect $356.4 million brought into the treasury of the Company upon the exercise of share purchase warrants on June 30, 2017.

Liabilities

Total liabilities as at December 31, 2017 were $82.9 million including current and deferred income tax liabilities, an increase of $7.8 million compared to December 31, 2016, reflecting an increase in deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity increased by $559.0 million as at December 31, 2017 compared to December 31, 2016 reflecting proceeds from the exercise of share purchase warrants of $356.4 million and net income of $194.7 million for the year ended December 31, 2017. The increase in shareholders’ equity was partly offset by declared dividends of $167.9 million, of which $42.1 million were settled through the issuance of common shares pursuant to the Company’s DRIP.  In February 2016, an equity offering was completed for gross proceeds of $920.1 million.

Liquidity and Capital Resources

Cash flow generated for the year ended December 31, 2017 and 2016 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2017	2016	2017	2016
Cash provided by operating activities	$126.3	$121.9	$488.6	$471.0
Cash used in investing activities	(116.2)	(113.3)	(500.9)	(689.8)
Cash provided by (used in) financing activities	(32.0)	(30.5)	239.7	321.7
Effect of exchange rate changes on cash and cash equivalents	(0.3)	(2.7)	30.7	0.9
Change in cash and cash equivalents	$(22.2)	$(24.6)	$258.1	$103.8

Operating Cash Flow

Cash generated by operating activities was $126.3 million and $121.9 million for Q4/2017 and Q4/2016, respectively. Cash generated by operating activities was $488.6 million and $471.0 million for the year ended December 31, 2017 and 2016, respectively. The increases are primarily attributable to higher revenues.

Investing Activities

Cash used in investing activities was $116.2 million for Q4/2017 compared to $113.3 million in Q4/2016. Investing activities in Q4/2017 include funding of the Cobre Panama stream of $89.4 million (2016 - $46.6 million). At December 31, 2017, the Company has funded $264.4 million in 2017 (2016 – $124.3 million), for a total of $726.6 million of its total $1 billion commitment to the construction of Cobre Panama.

Cash used in investing activities was $500.9 million for the year ended December 31, 2017 compared to $689.8 million in 2016. In addition to the above noted capital expenditures, 2017 capital expenditures also included the STACK, Orion Thermal Project and Midland acquisitions.

Financing Activities

Net cash used in financing activities was $32.0 million for Q4/2017 reflecting payments of cash dividends in Q4/2017. This compares to net cash used in financing activities of $30.5 million for Q4/2016

Net cash provided by financing activities was $239.7 million for 2017 compared to $321.7 million for 2016.  Net cash provided by financing activities for 2017 includes proceeds of $356.4 million from the exercise of share purchase warrants which had an exercise price of C$75.00 per warrant and expired in June 2017.  Net cash provided by financing activities in 2016 includes funds raised from the equity issuance of 19.2 million common shares resulting in $883.5 million net proceeds to the Company. The inflow from the equity offering was partially used to repay the $460.0 million drawn on the credit facility as at December 31, 2015. The Company also paid $125.8 million in cash dividends in 2017, compared to $118.1 million in 2016.

Capital Resources

As at December 31, 2017, our cash, cash equivalents and short-term investments totaled $511.1 million (December 31, 2016 - $253.0 million).  In addition, we held investments at December 31, 2017 with a combined value of $203.1 million (December 31, 2016 - $147.4 million), of which $168.1 million was held in publicly-traded equity instruments (December 31, 2016 - $114.6 million).

Further, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under the Company’s unsecured credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As at March 7, 2018, the full amount of $1.0 billion is available as the Company has not drawn on the Credit Facility. U.S. and Canadian dollar advances would bear interest at a rate of 4.20% and 2.90%, respectively.  On March 22, 2017, Franco-Nevada extended the term of the Credit Facility from November 12, 2020 to March 22, 2022.  Subsequent to year-end, on March 7, 2018, Franco-Nevada further extended the term of the Credit Facility from March 22, 2022 to March 22, 2023.   Funds can also be drawn using LIBOR 30-day rates plus 110 basis points.

On March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility had a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time surrounding each anniversary date, up to two additional one-year extensions of the maturity term. Subsequent to year end, on February 21, 2018, the FNBC Credit Facility’s maturity date was further extended to March 20, 2019.

Advances under the FNBC Credit Facility can be drawn as base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus 0.35% per annum; or as LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

The Credit Facility is subject to a standby fee of 0.27% per annum.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at December 31, 2017, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with terms to maturity upon acquisition of three months, or 92 days or less, and were classified as term deposits.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During the year, the Canadian dollar traded in a range of $0.7276 to $0.8245, closing the year at $0.7829, and the Australian dollar traded between $0.7207 and $0.8080, closing the year at $0.7687.

Our near-term cash requirements include funding of the acquisition of the U.S. oil & gas royalties in the Delaware Basin, which was funded subsequent to year-end, commitments under the Cobre Panama stream agreement, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama I(25)	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		22-Jan-18
Cobre Panama II(25)	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		22-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
[1]	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.

[2]	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Guadalupe-Palmarejo.
[3]	Subject to successive extensions.
[4]	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
[5]	Purchase price is 5% of the average silver price at the time of delivery.
[6]

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

[7]

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

[8]	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
[9]	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
[10]	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
[11]

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered thereafter 63.4% of the gold in concentrate.

[12]

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver.

[13]

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2018 on the initial gold deliveries.  After 808,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce.

[14]

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2018 on the initial silver deliveries.  After 9,842,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

[15]

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered thereafter 15.85% of the gold in concentrate.

[16]

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered thereafter 15.53% of the silver in concentrate.

[17]	Purchase price is 20% of the spot price of gold.
[18]	Purchase price is 20% of the spot price of silver.
[19]	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.
[20]	Purchase price is 20% of the average gold price at the time of delivery.
[21]	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
[22]	Purchase price is 20% of prevailing market price at the time of delivery.
[23]	Agreement is capped at 312,500 ounces of gold.
[24]	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.
[25]	Agreement amended subsequent to year-end.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions are the following:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in reserve reports prepared by previous independent petroleum consultants engaged by the Company or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

The Canada Revenue Agency (“CRA”) is currently conducting an audit of Franco-Nevada’s 2012, 2013 and 2014 taxation years.  The audit is in its preliminary stages and the Company has not been informed of any issues by the CRA.  Management believes that Franco-Nevada and its foreign subsidiaries are in full compliance with Canadian and foreign tax laws.  However, there can be no assurance that the CRA will not challenge the manner in which Franco-Nevada and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which Franco-Nevada has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on Franco-Nevada.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income Taxes provides guidance on the recognition of deferred tax assets. In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

IFRS Interpretations Committee on interest and penalties related to income taxes

In September 2017, the IFRS Interpretation Committee (IC) issued an agenda decision on interest and penalties related to income taxes. The agenda decision clarifies that if an entity considers that a particular amount payable or receivable for interest and penalties is an income tax, IAS 12 Income Taxes is applied to that amount. If an entity does not apply IAS 12 to an amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets to that amount. The agenda decision was effective immediately and did not have a material impact on the consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

•

The Company will make an irrevocable election available under IFRS 9 to continue to measure its currently held long-term investment in equity securities at fair value through other comprehensive income (“OCI”).  This election is available on an instrument–by-instrument basis.  Under the new standard, all changes in the fair value will be recognized permanently in OCI with no subsequent transfer into earnings (loss), including upon derecognition.  On adoption of IFRS 9, the Company expects to make an insignificant adjustment to opening retained earnings with a corresponding adjustment to accumulated other comprehensive income to retroactively adjust for historical gains (losses) previously recognized through earnings (loss).  The new classification and measurement requirements under IFRS

9 are not expected to have a material impact on the Company’s other financial assets and financial liabilities.
•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not available under IFRS 9. The Company holds one equity investment at cost, with a carrying value of $4.1 million as at December 31, 2017.  The Company has assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data and has concluded that the carrying value of the instrument approximates its fair value.

•

The introduction of the new expected credit loss model required to evaluate financial assets for impairment, rather than an incurred loss model currently being applied under IAS 39 does not have a significant impact on the Company’s financial assets. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and has a carrying value of $30.1 million as at December 31, 2017.

•	The reformed approach to hedge accounting will not have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company has completed its assessment of the impact of IFRS 15, including a review of its material contracts for each of its material revenue categories, and does not expect the new standard to have a material impact on the consolidated financial statements. The Company will adopt IFRS 15 for the annual period beginning January 1, 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company does not anticipate early adoption and is assessing the impact of adoption of this new standard on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 6, 2018, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	185,930,331
Issuable upon exercise of Franco-Nevada options(1)	955,603
Issuable upon vesting of Franco-Nevada RSUs	119,796
Diluted common shares	187,005,730
[1]	There were 955,603 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.41 to C$100.10 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring

Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2017.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a – 15(e) and Rule 15d – 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2017, Franco-Nevada’s disclosure controls and procedures were effective.

For the year ended December 31, 2017, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2017.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. The Company also uses Margin, which is defined as Adjusted EBITDA divided by revenue, in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	$122.2
Income tax expense	16.9	13.4	41.3	45.7
Finance expenses	1.0	0.8	3.4	3.6
Finance income	(1.8)	(0.9)	(5.4)	(3.5)
Depletion and depreciation	63.8	67.2	273.0	273.8
Non-cash costs of sales	3.0	1.2	7.7	6.5
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	(2.0)	(7.9)	(2.0)	(12.4)
Foreign exchange (gains)/losses and other (income)/expenses	(0.9)	(0.5)	(1.1)	(0.2)
Adjusted EBITDA	$128.0	$122.2	$516.1	$489.1
Basic weighted average shares outstanding	185.5	178.3	182.9	175.2

Basic EPS	$0.23	$(0.03)	$1.06	$0.70
Income tax expense	0.09	0.08	0.23	0.26
Finance expenses	0.01	—	0.02	0.02
Finance income	(0.01)	(0.01)	(0.03)	(0.02)
Depletion and depreciation	0.34	0.38	1.49	1.55
Non-cash costs of sales	0.02	0.01	0.04	0.04
Impairment charges	—	0.37	—	0.39
Impairment of investments	0.02	—	0.02	—
Gain on sale of royalty interest	—	(0.08)	—	(0.08)
Gain on investments	(0.01)	(0.03)	(0.01)	(0.07)
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	—
Adjusted EBITDA per share	$0.69	$0.69	$2.82	$2.79

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	122.2
Income tax expense	16.9	13.4	41.3	45.7
Finance expenses	1.0	0.8	3.4	3.6
Finance income	(1.8)	(0.9)	(5.4)	(3.5)
Depletion and depreciation	63.8	67.2	273.0	273.8
Non-cash costs of sales	3.0	1.2	7.7	6.5
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	(2.0)	(7.9)	(2.0)	(12.4)
Foreign exchange (gains)/losses and other (income)/expenses	(0.9)	(0.5)	(1.1)	(0.2)
Adjusted EBITDA	$128.0	$122.2	$516.1	$489.1
Revenue	167.2	155.3	675.0	610.2
Margin	76.6%	78.7%	76.5%	80.2%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	$122.2
Foreign exchange (gains)/losses and other (income)/expenses	(2.7)	(0.5)	(2.9)	(0.2)
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	—	(7.9)	—	(12.4)
Tax effect of adjustments	1.0	4.3	(0.1)	4.7
Other tax related adjustments:
Valuation allowance	—	(2.5)	0.1	(4.4)
Utilization of tax attributes for which no deferred tax asset was previously recognized	(1.3)	—	(5.1)	—
U.S. Tax Reform Impact	7.1	—	7.1	—
Impact of tax increases	—	0.6	—	1.0
Adjusted Net Income	$52.1	$42.9	$198.3	$164.4
Basic weighted average shares outstanding	185.5	178.3	182.9	175.2

Basic EPS	$0.23	$(0.03)	$1.06	$0.70
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	—	(0.01)	—
Impairment charges	—	0.37	—	0.38
Impairment of investments	0.02	—	0.02	—
Gain on sale of royalty interest	—	(0.08)	—	(0.08)
Gain on investments	—	(0.03)	—	(0.07)
Tax effect of adjustments	0.01	0.02	—	0.03
Other tax related adjustments:
Valuation allowance	—	(0.01)	—	(0.03)
Utilization of tax attributes for which no deferred tax asset was previously recognized	(0.01)	—	(0.03)	—
U.S. Tax Reform Impact	0.04	—	0.04	—
Impact of tax increases	—	—	—	0.01
Adjusted Net Income per share	$0.28	$0.24	$1.08	$0.94

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, and the acquisition of the additional Cobre Panama stream and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian, Australian dollar and Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of the acquisition of the additional Cobre Panama stream in accordance with its terms; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.